ZIPPY BAGS, INC.
3464 South 7495 West
Magna, UT 84144

July 5, 2011

United States Securities and Exchange Commission
Washington D.C. 20549

RE:	ZIPPY BAGS, INC. Amendment No. 2 to Registration Statement on Form S-1 Filed on April 22, 2011 File No. 333-173680

Attention:  Ronald E. Alper of H. Christopher Owings’ office

To Whom It May Concern:

In response to your letter dated May 19, 2011, ZIPPY BAGS, INC. wishes to address the following comments.

General

1.   We note your response to comment one in our letter dated May 19, 2011, however we do not see the revised disclosure. Please explain why Rule 419 does not apply or revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C. Please also disclose in the filing whether you seek to engage in a merger, acquisition or business combination.

We acknowledge the Commissions statement and respectful believe that Rule 419 does not apply to the Company.  As per Rule 419 (a)(2)(i), the Company does have a specific business plan and purpose, as outlined in the Company’s registration statement, and has a no time indicated, again in its registration statement, that the Company business plan is:”… to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.”  Therefore, the Company does not believe that Rule 419 of Regulation C applies to it

2.   Clarify throughout your registration statement that the fixed price of $.001 per share applies to the duration of the 29-day offering and that you have no plans to have your securities quoted or traded on a market or exchange, if true

We acknowledge the Commission’s comment and have revised throughout our registration statement that the fixed price of $0.001 per share applies to the duration of the 29 day offering period and the Zippy Bags, Inc. has not plans to have its securities quoted or traded on a market or exchange.

Our common stock is presently not traded on any market or securities exchange. Common stock being registered in this registration statement may be sold by selling security holder at a fixed price of $0.001 per share or in transactions that are not in the public market at a fixed price of $0.001 per share. The offering will not be extended beyond the offering period of 29 days from the date of effectiveness. Additionally, the fixed price of $0.001 per share applies to the duration of the 29 day offering period and Zippy Bags, Inc. has not plans to have its securities quoted or traded on a market or exchange.

Prospectus Summary, page 1

Snowboard Carrying Bags, page 1
3.   We note your response to comment five in our letter dated May 19, 2011. Your response indicates that you have not manufactured a snowboard carrying bag, yet your disclosure states “Zippy bags has manufactured one sample/prototype snowboard carrying bag, to date” here and elsewhere in the document. Please reconcile or advise.

We acknowledge the Commission’s comment.  Zippy Bags, Inc. has manufactured one sample/prototype snowboard carrying bag, to date. Consequently, we have reconciled throughout for consistency.  The Company’s response on comment five in the Commission’s letter dated May 19, 2011 was factually incorrect.  Again, the Company has manufactured one sample/prototype snowboard carrying bag to date.

Description of Property, page 2

4.   We note your response to comment nine in our letter dated May 19, 2011. Please also revise the disclosure to include this information in the “Interest of Management and Others in Certain Transactions” section on page 27, or advise

We acknowledge the Commission’s comment and have revise the disclosure to include the information in the Interest of Management and Others in Certain Transactions on, or about, page 27.

The Company’s office provided by Ms. Somsen, our founder and CEO, is currently owned by Ms. Somsen debt free. Additionally, as of the date of this prospectus, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

*	Any of our Directors or Officers;
*	Any nominee for election as a director;
*	Any principal security holder identified in the preceding “Security Ownership of Selling Shareholder and Management" section; or
*	Any relative or spouse, or relative of such spouse, of the above referenced persons.

Description of Property, page 2

5.   We note your response to comment 15 in our letter dated May 19, 2011 and your indication that you will file a Form D “if required to do so.” Please tell us why you believe you are not required to do so. Alternatively, please file a Form D.

We acknowledge the Commission’s comment and will file a Form D.

Plan of Distribution , page 12

6.   You indicate at the top of page 13 that there are a “minimum number of shares to be offered per investor of 100.” Please remove this reference or tell us why you believe it is necessary.

We acknowledge the Commission’s comment and have deleted on, about page, 13 that there are a minimum number of shares to be offered per investor of 100.

The selling security holder has set an offering price for these securities of $0.001 per share, with no minimum number of shares to be offered per investor and an offering period of twenty nine days from the date of this prospectus. Additionally, the fixed price of $0.001 per share applies to the duration of the 29 day offering period and the Zippy Bags, Inc. has not plans to have its securities quoted or traded on a market or exchange.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Overview, page 15

8.   We note your response to comment 16 in our letter dated May 19, 2011, however, you do not appear to indicate what your plans are in order to raise the $75,000 you need to complete the marketing of your product. Please also clarify whether the $75,000 you need is solely for marketing purposes, as the table you provide at the bottom of page 15 seems to include the expenses associated with your monthly $2,500 burn rate.

We acknowledge the Commission’s comment and respectfully refer the commission to the ninth paragraph on, or about, page 16 and the last sentence of the ninth paragraph wherein the Company states that: “The Company plans, in the next twelve months, is to raise $75,000 through public or private equity or debt financing, arrangements with the security holder or other sources to fund operations and complete the marketing of its product.”

We have also clarified on, or about, page 16 and 17, that: “The $75,000 the Company needs to raise to begin operations does not include the Company current monthly “burn Rate.”  Additionally, the $75,000 dollar the Company needs to raise in the table includes in which areas the Company would allocate $75,000.

•
The implementation of our direct sales model through Ms. Somsen through the commencement of sales will cost at least $75,000. We will allocate $35,000 toward marketing materials which include flyers, brochures, direct marketing DVD’s and mailing costs. The Company intends to allocate the $35,000 for Marketing as soon as the $75,000 is raised.

•	$10,000 towards costs associated with public company reporting requirements, and $5,000 related to expenses associated with newly applicable corporate governance requirements

•
Software and hardware to develop an internet site will cost the company at least $10,000. As a snowboard carrying bag company continued improvements and upgrades will be required. User features and website content updates are vital to continued visitations by online users. This cost signifies the system creation. The Company intends to allocate these funds within four months of the funds becoming available.

•
Program administration and working capital expenses until such time as there are sufficient sales to cash-flow operations will cost the company at least $15,000. This is the necessary working capital to fund operations until such time as revenues exceed expenses. This will cover audit fees, legal fees associated with the offering and all other management expenses such as those from industry consultants and advisors. The Company intends to pay its legal and accounting and all other management fees as they become due.

Management, page 24

Directors, Executive Officers, Promoters and Control Persons, page 24

Management Biographies, page 25

9.   We note your response to comment 26 in our letter dated May 19, 2011. Please revise the disclosure to include Y2K Vending in Ms. Somsen’s biography or advise.

We acknowledge the Commission’s comment and have revised the heading Management Biographies on, or about, page 25 to include in Ms. Somsen’s Y2K vending.

In July of 1999, Ms. Somsen formed Y2K Vending, LLC. in Magna, Utah.  Ms. Somsen was CEO of Y2K Vending, LLC. which was a candy and snack food vending business formed to provide Ms. Somsen additional income while she continued to work full time as an Assistant Manager of product fulfillment and Domino’s Pizza Corporation..  Y2K vending ceased doing business in 2005.

Item 16. Exhibits, page II-1

10.   We note your response to comment 27 in our letter dated May 19, 2011. Please file any share exchange agreement or subscription agreement utilized in the August 2010 private placement as exhibits, or advise. See Item 601(b) of Regulation S-K.

We acknowledge the Commission’s comment and have enclosed the subscription agreement utilized in the August 2010 private place as exhibit 10-1.

Undertakings, page II-2

11.   We note your response to comment 29 in our letter dated May 19, 2011. Please provide the undertakings required by Items 512(a) (1-3) and (5) (ii) of Regulation S-K, and remove the undertaking required by Item 512(f), or advise.

We acknowledge the Commission’s comment and have provided the undertakings required by Items 512 (a) (1-3) and (5) (ii) of Regulation S-K.  We also have removed the undertaking required by Item 512 (f).

The undersigned registrant hereby undertakes:
(A) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(1) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(B) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(C) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(A) If the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Closing Comments

Based on the Company’s Amendment No.2 to its S-1 filing dated April 22, 2011 and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely,

/s/ Janet Somsen
Janet Somsen
Chief Executive Officer
Zippy Bags, Inc.